Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-98571



PROSPECTUS SUPPLEMENT NO. 3
(TO PROSPECTUS, DATED JANUARY 9, 2003)

                          BERKSHIRE INCOME REALTY, INC.

          EXCHANGE OFFERS FOR A TOTAL OF UP TO 3,010,941 SHARES OF ITS
                9% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

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                  This prospectus supplement no. 3 amends the terms of the Krupp
Insured Mortgage Limited Partnership (KIM) exchange offer contained in the prospectus, dated January 9, 2003, as supplemented by prospectus supplement no. 1, dated February 27, 2003, and prospectus supplement no. 2, dated March 14, 2003. Except as described below, the terms and conditions of all of the exchange offers set forth in the prospectus (as previously supplemented) remain in effect. Capitalized terms used in this prospectus supplement no. 3 have the meanings given them in the prospectus.

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                       QUESTIONS AND ANSWERS ABOUT CHANGES
                            BEING MADE TO THIS OFFER

WHAT CHANGES ARE BEING MADE?

                  We are increasing the number of Interests we are seeking in our offer relating to KIM.

WHY ARE YOU MAKING THIS CHANGE?

                  We have received more than the number of Interests that we had been seeking in our offer relating to KIM, and we want to be able to accept all of the Interests that have been tendered.

HOW DOES THIS CHANGE AFFECT ME?

                  This change means that we will likely not have to apply our proration procedures to this offer. If that is the case, we will be able to accept all of the Interests validly tendered by you.

IF I HAVE ALREADY TENDERED MY INTERESTS, DO I HAVE TO DO ANYTHING ABOUT THIS CHANGE?

                  No. You do not have to take any action in response to this change. This change should have no effect on any valid tender of your Interests that you have previously made to us.

IF I HAVEN'T TENDERED MY INTERESTS YET, CAN I STILL DO SO?

                  Yes. You can still exchange your Interests for our Preferred Shares by completing the Letter of Transmittal that was sent to you with the prospectus. If you need another copy of the Letter of Transmittal, you can get one by calling us at 1-800-255-7877 or by downloading one from our website at www.kruppfunds.com.

ARE YOU MAKING ANY OTHER CHANGES TO THIS OFFER?

                  We are also extending the expiration date of our KIM offer to April 17, 2003. Because we are changing the number of Interests we are seeking in this offer, we are required to also extend the expiration date.

WHEN CAN I EXPECT TO RECEIVE A CONFIRMATION THAT THE TENDER OF MY INTERESTS HAS BEEN ACCEPTED BY YOU?

                  If we complete the KIM offer, our transfer agent anticipates that it will begin mailing confirmations of acceptances shortly after completion. We currently expect mailing of these confirmations to begin on or about the week of April 21, 2003.

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                INFORMATION ABOUT CHANGES BEING MADE TO THE OFFER

                  We are offering to exchange up to 3,010,941 of our 9% Series A Cumulative Redeemable Preferred Stock as follows:

     0.1481 Preferred Share for each Interest   0.1120 Preferred Share for each Interest
     in GIT                                     in KIP

     0.2500 Preferred Share for each Interest   0.0420 Preferred Share for each Interest
     in GIT II                                  in KIP II

     0.0750 Preferred Share for each Interest   0.0717 Preferred Share for each Interest
     in KIM                                     in KIP III

                  This prospectus supplement contains important information about changes we are making to our offer relating to KIM. Please read this prospectus supplement carefully.

                  AMENDMENT OF PERCENTAGES SOUGHT. We have changed the number of Interests of KIM that we are seeking to exchange for our Preferred Shares. We are now seeking up to 5,000,000 Interests in KIM, representing approximately 33.5% of the Interests in that mortgage fund.

                  EXTENSION OF EXPIRATION DATE. The expiration date of this offer has been extended to 5:00 p.m., New York City time, on April 17, 2003, unless further extended. We will announce any further extension by press release no later than 9:00 a.m., New


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

York City time, on the day following the previously scheduled expiration date. We currently do not expect to further extend the expiration date for our offer, although we reserve the right to do so. During this extension, all Interests previously tendered by you will remain subject to our offer, unless properly withdrawn by you in accordance with the procedures described in the prospectus.

                  TENDERS. As of the close of business on April 2, 2003, we had received approximately 4,011,560 Interests pursuant to our KIM offer.

                  As of the close of business on April 2, 2003, sufficient Interests had been tendered so that more than 1,000,000 Preferred Shares would be issued in exchange for Interests, thereby satisfying, as of such date, the minimum tender condition referred to in the prospectus.

                  WHERE YOU CAN FIND ADDITIONAL INFORMATION. We and each of the mortgage funds are subject to the informational requirements of the Securities Exchange Act of 1934, and as such are required to file reports and other information with the SEC, including annual reports on Form 10-K which we and each of the mortgage funds are required to file not later than March 31, 2003. These reports contain updated information from the information contained in the prospectus.

                  Reports and other information filed by us or the mortgage funds with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC, at that address, at prescribed rates. You may also access the above information electronically on the SEC's website, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

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          The date of this prospectus supplement no. 3 is April 3, 2003

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